JJ PFISTER DSP, LLC

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2019 AND 2018

JJ PFISTER DSP, LLC
DECEMBER 31, 2019 and 2018

TABLE OF CONTENTS



Jensen Smith
CERTIFIED PUBLIC ACCOUNTANTS, INC.

Making a Lasting Contribution
To our Clients, To our Community, To our Profession

P.O. Box 160
Lincoln, CA 95648
Office (916) 434-1662
Fax (916) 434-1090

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
JJ Pfister DSP, LLC
Roseville, California

We have reviewed the accompanying financial statements of JJ Pfister DSP, LLC (an Oregon Limited Liability Company) which comprise the Balance Sheets as of December 31, 2019 and 2018, and the related Statements of Income, Statements of Members' Equity, and Statements of Cash Flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jensen Smith
Certified Public Accountants, Inc.
Lincoln, California
June 24, 2020

JJ PFISTER DSP, LLC
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
Current Assets		
Cash and Cash Equivalents	$ 582	$ 2,763
Prepaid Expense	-	215
Total Current Assets	582	2,978
Fixed Assets		
Fixed Assets (net of depreciation)	2,059,177	2,363,034
Total Fixed Assets	2,059,177	2,363,034
Non Current Assets		
Related Party Note Receivable	55,000	55,000
Total Non Current Assets	55,000	55,000
TOTAL ASSETS	$ 2,114,759	$ 2,421,012

LIABILITIES AND MEMBER EQUITY

	2019	2018
Current Liabilities		
Accounts Payable	$ -	$ -
Total Current Liabilities	-	-
TOTAL LIABILITIES	$ -	$ -
MEMBER EQUITY	2,114,759	2,421,012
TOTAL LIABILITIES AND MEMBER EQUITY	$ 2,114,759	$ 2,421,012

See independent accountant's review report and accompanying notes to financial statements.

2

JJ PFISTER DSP, LLC
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES		
Sales		
Rents	$ 131,593	$ 18,500
Total Revenues	131,593	18,500
GROSS PROFITS	**131,593**	**18,500**
OPERATING EXPENSES		
Rent	129,930	24,677
Depreciation	303,857	255,844
Legal and Professional Fees	1,160	13,292
Office Expenses	-	3,403
Licenses and Permits	-	854
Miscellaneous	69	1,787
Repairs and Maintenance	2,040	4,210
TOTAL OPERATING EXPENSES	**437,056**	**304,067**
Net Operating Loss	(305,463)	(285,567)
OTHER INCOME/(EXPENSE)		
State Franchise Fee/Taxes	(800)	(1,700)
Interest	-	5
Gain on Disposal of Asset	-	68
TOTAL OTHER INCOME(EXPENSE)	(800)	(1,627)
TOTAL NET LOSS	$ (306,263)	$ (287,194)

See independent accountant's review report and accompanying notes to financial statements.

3

JJ PFISTER DSP, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
BEGINNING MEMBER EQUITY	$ 2,421,012	$ 1,898,589
Member Contributions	10	809,617
Net Loss	(306,263)	(287,194)
Ending Member Equity	$ 2,114,759	$ 2,421,012

See independent accountant's review report and accompanying notes to financial statements.

4

JJ PFISTER DSP, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$ (306,263)	$ (287,194)
Adjustments to reconcile net income(loss) to net cash provided (used) by operating activities:		
Depreciation Expense	303,857	255,844
(Increase) Decrease in assets:		
Prepaid Expenses	215	(215)
Increase (Decrease) in Liabilities:		
Accounts Payable	-	(48,646)
CASH USED FOR OPERATING ACTIVITIES	(2,191)	(80,211)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash Used for Fixed Assets	-	(1,104,124)
CASH USED FOR OPERATING ACTIVITIES	-	(1,104,124)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Cash Loaned to Related Party	-	(30,000)
Cash Provided by Member Contributions	10	809,617
CASH PROVIDED BY FINANCING ACTIVITIES	10	779,617
INCREASE(DECREASE) IN CASH	**(2,181)**	**(404,718)**
CASH - BEGINNING OF YEAR	2,763	407,481
CASH - END OF YEAR	$ 582	$ 2,763

See independent accountant's review report and accompanying notes to financial statements.

5

Note 1: The Company

JJ Pfister DSP, LLC (the "Company") is a limited liability company organized in the State of Oregon. The Company was organized in 2016 as an Oregon LLC and registered with the State of California as a foreign company on August 4, 2017.

The Company holds distilling equipment that it leases to a related company, JJ Pfister Distilling Company, LLC. The building and equipment are located in Sacramento, California.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2018 and 2019, the Company held no cash equivalents.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. At December 31, 2018 and 2019 there were no accounts receivables reported.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Equipment is depreciated over seven years and leasehold improvements are depreciated over fifteen years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. Additional information on fixed assets is included below in Note 4.

Note 2: Summary of Significant Accounting Policies-Continued

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). ASC 740 provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. The Company sustained net operating losses during both years ended December 31, 2018 and 2019. As a partnership, the members are taxed on their proportionate share of the Company's taxable income. Therefore no provision for federal taxes have been included in these financial statements.

The Company is subject to franchise and income tax filing requirements in the States of California. Oregon does not impose a separate franchise fee on LLCs.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

    Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
    Level 2- Include other inputs that are directly or indirectly observable in the marketplace.
    Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carry

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Note 2: Summary of Significant Accounting Policies-Continued

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company has recorded $131,593 and $18,500 in gross rents for the years ended December 31, 2019 and 2018, respectively.

Note 3: Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatened litigation against the Company or its members.

Note 4: Property and Equipment

A summary of property and equipment for the years ended December 31, 2019 and 2018 is as follows:

PROPERTY/EQUIPMENT	Balance at 12/31/2018	Additions	Disposals	Balance at 12/31/2019
Equipment	1,677,612	-	-	$ 1,677,612
Tenant improvements	963,018	-	-	963,018
Less accumulated depreciation	(277,596)	(303,857)	-	(581,453)
TOTAL	$ 2,363,034	$ (303,857)	-	$ 2,059,177

PROPERTY/EQUIPMENT	Balance at 12/31/2017	Additions	Disposals	Balance at 12/31/2018
Equipment	$ 1,187,839	$ 491,664	$ (1,891)	1,677,612
Tenant improvements	348,716	614,302	-	963,018
Less accumulated depreciation	(21,820)	(255,844)	68	(277,596)
TOTAL	$ 1,514,735	$ 850,122	$(1,823)	$ 2,363,034

Depreciation for the years ended December 31, 2019 and 2018 amounted to $303,857 and $255,844, respectively.

Note 5: Note Receivable – Related Party

The Company has provided loans to a related Company valued at $55,000 as of December 31, 2019 and 2018. There are no minimum monthly payments and no maturity date. There is no stated interest. Management expects this loan to be repaid in the next year.

Note 6: Rental Revenue – Related Party

As noted in Note 1 above, the Company has an operating lease agreement with a related company dated March 2017. The Company leases the building and distillery equipment to the related company under a year to year lease for $8,254 per month. In April 2020, the lease was adjusted to $9,912 per month.

See Independent Accountant's Review Report.

Note 7: Operating Lease Commitments

The Company signed a lease for the facility in December 2016. The lease began on February 15, 2017 and ends May 14, 2022. The lease is payable monthly with a base rate noted below and common area operating expenses of $2,720 per month.

Base rents under the term of the lease are as follows:
February 2017 through January 2018 $5,450 per month
February 2018 through January 2019 $5,613 per month
February 2019 through January 2020 $5,781 per month
February 2020 through January 2021 $5,958 per month
February 2020 through May 2022 $6,138 per month

Note 8: Member Equity

Under the Operating Agreement, the Members of the LLC contributed capital the company. The members share proportionately in the profits and losses of the company.

Note 9: Subsequent Events

Events subsequent to December 31, 2019 and 2018 have been evaluated through June 24, 2020, the date at which the Company's financial statements were available to be issued. It has been determined that no events require additional disclosure.